Morgan Stanley Dean Witter Spectrum Series
Monthly Report
March 2000

Dear Limited Partner:

The Net Asset Value per Unit for each of the five Morgan Stanley Dean Witter Spectrum Funds as of March 31, 2000 was as follows:

Funds                    N.A.V.                   % change for month
Spectrum Commodity       $  7.65                          0.86%
Spectrum Global Balanced $16.62                           3.10%
Spectrum Select          $21.68                          -2.09%
Spectrum Strategic       $12.41                          -2.02%
Spectrum Technical       $14.68                          -1.50%

In general, the performance disparity between the Funds in the Spectrum Series is due to the portfolio structure and trading approaches unique to each fund. Spectrum Global Balanced, a balanced portfolio of stocks, bonds and managed futures, recorded profits primarily from long positions in global interest rate and stock index futures. Spectrum Commodity, formerly Morgan Stanley Dean Witter Tangible Asset Fund L.P., recorded gains primarily from long positions in the agricultural and livestock markets. Spectrum Select and Spectrum Technical, both technically-based multi-manager funds, experienced losses from long positions in the energy and soft commodities markets, as well as trading in currencies and global stock indices. Both Spectrum Select and Spectrum Technical were able to mitigate these losses by recording gains in U.S. and European interest rate futures. Spectrum Strategic, a fund managed by multiple trading advisors who employ fundamental trading methodologies, incurred losses primarily in the currency markets from short positions in the Japanese yen earlier in the month and in the metals markets, specifically from long aluminum futures positions. Spectrum Strategic was able to offset a portion of these losses by recording gains from short positions in the energy markets.

Global interest rate futures prices, which had moved in a choppy sideways pattern during January and February, increased during the second half of March as fears of drastic interest rate hikes by the world's central banks subsided and investors found solace from stock market volatility in fixed income vehicles. Consequently, profits were recorded in Spectrum Global Balanced, Spectrum Select, Spectrum Strategic and Spectrum Technical (Spectrum Commodity participates solely in the traditional commodities markets) from long positions in U.S. and European interest rate futures. These gains were partially offset by losses incurred from long positions in Japanese government bond futures as prices moved lower early in the month.

The price volatility previously seen in the interest rate futures markets took to the global equity markets as prices fluctuated on concerns regarding recent valuation disparities between "old economy" and "new economy" stocks. Overall, Spectrum Global Balanced recorded a profit within this market sector, while Spectrum Select, Spectrum Strategic and Spectrum Technical each experienced varying degrees of losses.

In the commodities markets, oil prices, which had trended higher during 1999 and the first two months of 2000, reversed lower during March amid speculation regarding future oil production levels. As a result, a portion of previously recorded profits from long positions were given back in Spectrum Commodity, Spectrum Global Balanced, Spectrum Select and Spectrum Technical. Spectrum Strategic, the fundamentally-based traded fund, was able to record profits in the energy markets from newly established short positions. In soft commodities, trendless price movement in several markets resulted in smaller losses for Spectrum Select and Spectrum Technical. Spectrum Commodity, formerly Morgan Stanley Tangible Asset Fund L.P., was profitable in the commodities markets as gains were recorded from long futures positions in corn, soybeans, soybean related products and lean hog futures as prices increased. These gains were partially offset by losses incurred from the aforementioned decline in energy prices and a downward move in cotton prices.

In currencies, results were mixed as the value of the Japanese yen, which had weakened versus the U.S. dollar since the start of the year, reversed higher. As a result, each of the Spectrum Series Funds, with the exception of Spectrum Commodity (which does not participate in the currency markets), experienced losses from long yen positions. The value of the euro, which has primarily weakened versus the U.S. dollar since its introduction in January 1999, declined further during late March, thus resulting in mitigating gains for Spectrum Select, Spectrum Technical and Spectrum Global Balanced.

Effective March 7, 2000, we added two new funds to the Series: Morgan Stanley Dean Witter Spectrum Currency L.P. and Morgan Stanley Dean Witter Spectrum Commodity L.P. Spectrum Currency will participate exclusively in the global currency markets and utilize John W. Henry & Company, Inc. and Sunrise Capital Partners, LLC. These two trading advisors will use technical trend-following trading programs to participate in world currencies via the futures and interbank markets. Spectrum Commodity features a long-only, broadly diversified, actively managed portfolio of traditional commodities. The fund's trading advisor, Morgan Stanley Dean Witter Commodities Management, Inc., uses a technical approach to investing that seeks to benefit from supply and demand within these markets. Additionally, as two of the Funds in the Spectrum Series of Funds, investors who have been Limited Partners for at least six months may exchange Units of one Spectrum Fund for Units of Spectrum Commodity or Spectrum Currency or any of the other Spectrum Funds at any month-end without incurring any redemption or other charges.

The General Partner has determined to adjust the allocation of those Net Assets traded by John W. Henry & Company, Inc. among the investment programs currently employed by John W. Henry & Company, Inc. within Spectrum Technical. Commencing with the March 31, 2000 monthly closing, $6 million (approximately 2.3% of the Partnership's total Net Assets) were reallocated from The Original Investment Program into The Financial and Metals Portfolio. Additionally, any redemption out of Spectrum Technical will be allocated 50% to Campbell & Company, Inc., 50% to Chesapeake Capital Corporation, and 0% to John W. Henry & Company, Inc.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
Chairman
Demeter Management Corporation
General Partner


Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar each the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for each
Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds                         Year                Return
Spectrum Commodity

                         1998                -34.3%
                         1998 15.8%
                         2000 (3 months)                 0.5%
                    Inception-to-Date Return:                  -23.5%
                    Annualized Return:                         -11.2%

___________________________________________________________________________
__________
Spectrum Global Balanced
                         1994 (2 months)                -1.7%
                         1995                22.8%
                         1996                 -3.6%
                         1997                18.2%
                         1999 16.4%
                         1999                       0.7%
                         2000 (3 months)                 3.1%

                    Inception-to-Date Return:          66.2%
                    Annualized Return:                            9.8%

___________________________________________________________________________
__________
Spectrum Select

                         1991 (5 months)                31.2%
                         1992 -14.4%
                         1993  41.6%
                         1994   -5.1%
                         1995  23.6%
                         1996    5.3%
                         1997    6.2%
                         1998                       14.2%
                         1999
-7.6%
                                   2000 (3 months)                 -1.5%

                    Inception-to-Date Return:               116.8%
                    Annualized Return                 9.3%
___________________________________________________________________________
__________
Spectrum Strategic

                         1994 (2 months)                 0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997                  0.4%
                         1998                       7.8%
                         1999
37.2%
                         2000 (3 months)               -21.7%

                    Inception-to-Date Return:                 24.1%
                    Annualized Return:               4.1%
        ___________________________________________________________________
__________________

Spectrum Technical

                         1994 (2 months)                -2.2%
                         1995                17.6%
                         1996                18.3%
                         1997                  7.5%
                         1998                      10.2%
                         1999
-7.5%
                         2000 (3 months)                 -1.5%

                    Inception-to-Date Return:                46.8%
                    Annualized Return:               7.4%

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended March 31, 2000
(Unaudited)
                              Morgan Stanley Dean Witter   Morgan Stanley Dean
Witter     Morgan Stanley Dean Witter
                              Spectrum Commodity           Spectrum Global
Balanced  _    Spectrum Select
                                Percent of                  Percent of
Percent of
                                March 1, 2000          March 1, 2000
March 1, 2000
                                Beginning                   Beginning
Beginning
                              Amount      Net Asset Value    Amount   Net Asset
Value     Amount   Net Asset Value
                               $              %              $              %
$             %
REVENUES
Trading profit (loss):
  Realized                    810,441       3.57          660,626         1.14
10,505,748                        4.89
  Net change in unrealized   (566,398)     (2.50)            1,144,580
1.97                              (13,964,519)       (6.49)

  Total Trading Results       244,043       1.07        1,805,206         3.11
(3,458,771)                      (1.60)
Interest Income (DWR)          85,776       0.38          274,230         0.47
793,136        0.37

  Total Revenues              329,819       1.45        2,079,436         3.58
(2,665,635)      (1.23)

EXPENSES
Brokerage fees (DWR)           68,985       0.30          222,236         0.38
1,299,244        0.61
Management fees                47,250       0.21           60,391         0.10
537,617                           0.25
Service fees                   18,901       0.08                  -
-                -             - .

  Total Expenses              135,136       0.59          282,627         0.48
1,836,861        0.86

NET INCOME (LOSS)             194,683       0.86        1,796,809         3.10
(4,502,496)      (2.09)

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended March 31, 2000
(Unaudited)
                       Morgan Stanley Dean Witter          Morgan Stanley Dean
Witter                                Morgan Stanley Dean Witter
                       Spectrum Commodity                  Spectrum Global
Balanced               Spectrum Select          .
                      Units        Amount    Per Unit     Units        Amount
Per Unit     Units        Amount   Per Unit
                                      $          $                 $          $
Net Asset Value,
 March 1, 2000       2,988,760.484  22,680,028    7.59   3,596,575.045
57,975,363   16.12   9,711,263.855  215,047,249  22.14
Net Income (Loss)           -          194,683    0.06           -
1,796,809    0.50           -       (4,502,496) (0.46)
Redemptions            (48,215.724)   (368,850)   7.65    (116,560.333)
(1,937,233)  16.62    (182,858.562)  (3,964,374) 21.68
Subscriptions           11,189.544      85,600    7.65      52,332.703
869,770   16.62     236,994.614    5,138,043  21.68

Net Asset Value,
  March 31, 2000     2,951,734.304  22,591,461    7.65   3,532,347.415
58,704,709   16.62   9,765,399.907  211,718,422  21.68

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended March 31, 2000
(Unaudited)
                              Morgan Stanley Dean Witter      Morgan Stanley
Dean Witter
                                                       Spectrum Strategic
Spectrum Technical                  .
                                 Percent of                      Percent of
                                 March 1, 2000                   March 1, 2000
                            Amount         Net Asset Value       Amount
Net Asset Value
                               $                 %                  $
%
REVENUES
Trading profit (loss):
  Realized                   (5,621,394)     (6.29)            12,510,733
4.65
  Net change in unrealized    4,322,382       4.84            (15,181,548)
(5.65)

  Total Trading Results      (1,299,012)     (1.45)            (2,670,815)
(1.00)
Interest Income (DWR)           319,779       0.36                994,128
0.37

  Total Revenues               (979,233)    (1.09)             (1,676,687)
(0.63)

EXPENSES
Brokerage fees (DWR)            539,748       0.60              1,624,086
0.60
Management fees                 282,097       0.33                    896,047
0.33
Service fees                        -           -                    -
- .

  Total Expenses                821,845       0.93              2,520,133
0.93
NET INCOME (LOSS)            (1,801,078)     (2.02)            (4,196,820)
(1.56)

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended March 31, 2000
(Unaudited)
                           Morgan Stanley Dean Witter                 Morgan
Stanley Dean Witter
                           Spectrum Strategic                     Spectrum
Technical              .
                          Units        Amount    Per Unit        Units
Amount   Per Unit
                                         $          $                       $
$
Net Asset Value,
 March 1, 2000         7,051,903.952  89,337,621    12.67      18,030,653.739
268,814,245                    14.91
Net Income (Loss)             -       (1,801,078)   (0.26)                -
(4,196,820)                    (0.23)
Redemptions             (108,776.855) (1,349,921)   12.41        (313,430.517)
(4,601,160)                    14.68
Subscriptions            132,849.574   1,648,663    12.41         189,232.537
2,777,933                      14.68
Net Asset Value,
  March 31, 2000       7,075,976.671  87,835,285   12.41       17,906,455.759
262,794,198                    14.68

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Spectrum Commodity L.P. ("Spectrum Commodity," formerly Morgan Stanley Tangible Asset Fund L.P.), Morgan Stanley Dean Witter Spectrum Global Balanced L.P. ("Spectrum Global Balanced"), Morgan Stanley Dean Witter Spectrum Select L.P. ("Spectrum Select"), Morgan Stanley Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Morgan Stanley Dean Witter Spectrum Technical L.P. ("Spectrum Technical"), (individually, a "Partnership", or collectively, the "Partnerships"), are limited partnerships organized to engage primarily in the speculative trading of futures and forward contracts, options on futures contracts, physical commodities and other commodity interests, including, but not limited to foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker for Spectrum Global Balanced, Spectrum Select, Spectrum Strategic and Spectrum Technical is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. The commodity brokers for Spectrum Commodity are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). Morgan Stanley Dean Witter Commodities Management, Inc. ("MSDWC") is the trading advisor to Spectrum Commodity. Demeter, DWR, MS& Co., MSDWC and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based upon their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the changes in unrealized profits (losses) on open contracts from one period to the next in the statements of operations. Monthly, DWR pays interest income on 80% of the month's average daily "Net Assets" (as defined in the limited partnership agreements) of Spectrum Select, Spectrum Strategic and Spectrum Technical, and 100% in the case of Spectrum Global Balanced. MS & Co. credits Spectrum Commodity at each month-end with interest income on 80% of the Partnership's average daily Net Assets for the month. The interest rates used are equal to a prevailing rate on U.S. Treasury bills. For purposes of such interest payments, Net Assets do not include monies due the Partnerships on futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)


Brokerage and Related Transaction Fees and Costs - Brokerage fee for Spectrum Commodity is accrued at a flat monthly rate of 1/12 of 3.65% (a 3.65% annual rate) of Net Assets as of the first day of each month.

Brokerage fee for Spectrum Global Balanced is accrued at a flat monthly rate of 1/12 of 4.60% (a 4.60% annual rate) of Net
Assets as of the first day of each month.

Brokerage fees for Spectrum Select, Spectrum Strategic and
Spectrum Technical are accrued at a flat monthly rate of 1/12 of 7.25% (a 7.25% annual rate) of Net Assets as of the first day of each month.

Such fees currently cover all brokerage fees, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Service Fee - Spectrum Commodity pays Demeter a monthly service fee equal to 1/12 of 1% (a 1% annual rate) of Net Assets as of the first day of each month.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter.
No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of the month. No selling commissions or charges related to the continuing offering of Units are borne by the Limited Partners or the Partnership.
DWR will pays all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day of any month that is at least six months after the closing at which a person becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. The foregoing redemptions charges will be paid to DWR. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)


Exchanges - On the last day of the first month which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Spectrum Commodity will terminate on December 31, 2027, Spectrum Global Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date under certain conditions as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Spectrum Commodity pays brokerage fees to the Commodity Brokers and a service fee to Demeter, Spectrum Global Balanced, Spectrum Select, Spectrum Strategic and Spectrum Technical each pay brokerage fees to DWR, as described in Note 1. For Spectrum Commodity its cash is on deposit with MS & Co. and MSIL or Spectrum Global Balanced, Spectrum Select, Spectrum Strategic and Spectrum Technical their cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR and MS & Co. pay interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Spectrum Commodity L.P.
  Morgan Stanley Dean Witter Commodities Management, Inc.

Morgan Stanley Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Morgan Stanley Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.

Morgan Stanley Dean Witter Spectrum Strategic L.P.
  Allied Irish Capital Management, Ltd. ("AICM")
  Blenheim Investments, Inc. ("Blenheim")
  Willowbridge Associates Inc. ("Willowbridge")


Morgan Stanley Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.) ("Campbell")
  Chesapeake Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc. ("JWH")

Compensation to the trading advisors by the Partnerships consists of management fee and an incentive fee as follows:

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Concluded)


Management Fee - The management fee for Spectrum Commodity is accrued at a rate of 5/24 of 1% of Net Assets on the first day of each month (a 2.5% annual rate).


The management fee for Spectrum Global Balanced is accrued at a rate of 5/48 of 1% of Net Assets on the first day of each month
(a 1.25% annual rate).

The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% of Net Assets on the first day of each month (a 3% annual rate).

The management fee for Spectrum Strategic is accrued at a rate of 1/12 of 4% of Net Assets allocated to each of Blenheim and Willowbridge on the first day of each month, and 1/12 of 3% of Net Assets allocated to AICM on the first day of each month (annual rates of 4% and 3%, respectively).

The management fee for Spectrum Technical is accrued at a rate of 1/3 of 1% of Net Assets on the first day of each month (a 4% annual rate).

Incentive Fee - Spectrum Commodity pays an annual incentive fee equal to 20% of the trading profits as of the end of each calendar year.

Spectrum Global Balanced, Spectrum Select and Specturm
Stratgegic each pay a monthly incentive fee equal to 15% of the trading profits experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

Spectrum Technical pays a monthly incentive fee equal to 15% of the trading profits experienced with respect to the Net Assets allocated to Campbell and JWH and 19% of the trading profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

Trading profits for the Partnership's represent the amount by which profits from futures, forward and options trading exceed losses after brokerage and management fees are deducted.

For all Partnerships, when trading losses are incurred, no incentive fees will be paid in subsequent months until all such losses are received. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each months subscriptions and redemptions.

4.  Subsequent Event

Effective April 14, 2000, Willowbridge Associates Inc. was terminated as an advisor to the Partnership.